PURE GOLD
MINERALS INC. T.PUG

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Re

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

dw 2/3

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

January 29, 2004 *TSX SYMBOL: PUG*

Second Quarter Results

Pure Gold Minerals Inc. (TSX:PUG) has released its second Quarter Report containing financial statements in Canadian Funds, prepared without audit, for the six months ended November 30, 2003 (the "Quarterly Report"). Pursuant to the requirements of National Instrument 54-102, this news release provides a summary of the information contained in the Quarterly Report filed with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Corporation's Supplemental List.

As of January 27, 2004 there were 95,155,900 Common Shares issued and outstanding. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol "PUG".

Exploration Review

Subsequent to Ashton abandoning the Regional Slave Joint Venture for diamonds, the Corporation conducted an exploration review of its North James River Property (the "Property", 50% owned Bard Ventures Ltd.) for gold and base minerals. The Property is located immediately west and to the north of the High Lake massive sulphide property currently being drilled by Wolfden Resources Inc. ("Wolfden"), approximately 550 km north-northeast of Yellowknife, NWT. Wolfden has recently announced the discovery and ongoing delineation of a second high-grade massive sulphide deposit and a separate new high-grade gold discovery on the Property.

The Property contains a portion of the High Lake greenstone belt, in the northern part of the Slave structural province, which is host to the Wolfden deposit. The High Lake greenstone belt varies from 5 to 30 km in width and extends 140 km south from the Coronation Gulf. The greenstones consist primarily of felsic volcanic rocks but mafic rocks are also common, which is in contrast to other Slave province greenstone belts.

Mineral Showing:

The Corporation's Property contains a number of old mineral showings. The best gold value was 123 g/t from a chip sample of 0.40 m. BHP Minerals ("BHP") collected three consecutive 1.0 m chip samples which returned a weighted average of 9.58 g/t Au over 3.0 m. In addition, BHP collected 12 grab samples which ranged in gold values from 1.45 g/t to 175 g/t. True widths of the veins have not been discussed by BHP.
There has been no recent sampling of these mineralized zones. BHP reportedly collected 132 samples, of which 46 results have been discussed. At this stage it is unknown whether the remaining samples were anomalous. BHP had recommended that the Black Ice and Silver Bullets zone both be drill tested.

The Property also contains a number of north-northeast trending airborne electromagnetic ("EM") anomalies outlined by Cominco in 1976. No follow-up work on these anomalies has been recorded. Airborne EM anomalies are important indicators of mineralization in the High Lake camp, the current focus of the Wolfden drill program is the newly discovered West Zone which is directly related to an EM anomaly.

Airborne Survey:

The Corporation has just completed an 1100-kilometer airborne magnetic and electromagnetic survey on portions of the Property underlain by the favourable greenstones belt that hosts the High Lake deposit but also hosts the gold mineralization outlined by BHP in the 1990's. The survey has been conducted by Fugro Airborne Surveys. The initial results of this survey indicates that there are several anomalies that will require follow-up by ground exploration. The Corporation is planning to commence exploration once conditions allow for field operations in the spring of 2004.

High Lake, Nunavut

Pure Gold has acquired a 100% interest and an additional 35,000 acres of property in the High Lake area, subject to a 2% net smelter return for precious metals and base minerals and a 2% gross over riding royalty for diamonds.

The Property contains a portion of the High Lake greenstone belt, in the northern part of the Slave structural province, which is host to the Wolfden deposit. The High Lake greenstone belt varies from 5 to 30km in width and extends 140km south from the Coronation Gulf. The greenstones consist primarily of felsic volcanic rocks but mafic rocks are also common, which is in contrast to other Slave province greenstone belts.

The property is located immediately to the north of the Corporation's North James River Property. Pure Gold will compile all available historic data on the property. The results of this program will be used to plan future exploration on the property.

A portion of the airborne survey completed on the North James River property covered a prospective portion of the High Lake Property.

Pure Gold has issued 100,000 units consisting of 1 share and one-half of one warrant to the Vendors, Hunter Exploration Group. Commencing October 1, 2004, the property is subject to a $10,000 annual advanced royalty payment. The work commitment of $500,000 over five years has been agreed on.

Northwest Territories/Nunavut

Ashton continues to explore the Joint Venture lands on Pure Gold's behalf. Although Artemisia results were disappointing, the Joint Venture has further targets in the area that will be evaluated in 2004.

Slave Regional Joint Venture – Lawsuit

On May 28, 2002, the Corporation and its subsidiary, Pure Gold Minerals (Northwest Territories) Inc., filed a writ of summons and issued a statement of claim against Ashton and Ashton Mining (Northwest Territories) Ltd. in the Supreme Court of British Columbia, in respect of the Slave Regional Joint Venture. The Corporation launched the lawsuit in order to clarify what properties should be governed by the Slave Regional Joint Venture and what percentage the Corporation owns in each of the properties. The Corporation is also suing for access to a full accounting of each property and access to data funded by the Joint Venture that is being arbitrarily withheld by Ashton.

It is the Corporation's position that Ashton had a fiduciary duty, as Operator, to represent Pure Gold's interest in a favorable manner. The Corporation is in an ongoing discussion to settle this dispute.

Exploration in 2004 will continue to locate and evaluate new targets through a combination of indicator geochemical sampling, prospecting and geophysics.

Alberta Joint Venture – Buffalo Hills Project

In the fall a further airborne EM geophysical survey was completed over a prospective area of the Buffalo Hills property. This survey was undertaken because the drilling of an EM anomaly with no magnetic anomaly led to the discovery of the K252 kimberlite. This higher-grade kimberlite was the first discovered using EM. Exploration in 2004 will focus on evaluating anomalies identified by this survey and potentially drill new targets.

Discussion of Operations and Financial Condition

The Corporation's working capital as at November 30, 2003 was $464,630 compared with $549,843 as at May 31, 2003.

The Corporation had a net loss of $286,109 for the three months ended November 30, 2003 compared with $396,588 in the 2002 period. The reduction in 2003 is a result of the gain on sale of marketable securities.

Financings, Principal Purposes and Milestone

There have been no financings during the quarter.

Liquidity and Capital Resources

During the six month period, cash resources decreased by $182,073 compared to a decrease of $728,457 in the 2002 period. Expenditures for operating activities were $313,696 (2002 - $437,701) and mineral properties were $145,518 (2002 - $465,284). The Corporation raised $68,347 (2002 - $110,000) in capital by issuing shares, and $196,948 (2002 - $48,454) on proceeds from the sale of marketable securities. Working capital as at November 30, 2003 was $464,630 (2002 - $441,277).

Mineral property expenditures were $32,000 in acquisition costs and $113,518 in deferred exploration expenditures. Exploration was conducted on the Corporation's properties in the Northwest Territories, Nunavut, and Alberta.

As at November 30, 2003, the Corporation had paid up capital of $51,030,521 (2002 - $50,127,754), representing 85,541,999 common shares without par value, $365,774 of contributed surplus, and a deficit of $46,024,331 resulting in a shareholders' equity of $5,371,964.

Subsequent Events

The Corporation arranged, through Haywood Securities Inc. (the "Agent"), the placement of 4,520,900 flow-through units at a price of $0.11 per flow-through unit and 2,500,000 non flow-through units at a price of $0.10 per non flow-through unit. Non-arm's length parties purchased an aggregate of 600,000 of the non flow-through units. Each flow-through unit consists of one flow-through common share and one-half of one share purchase warrant. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005.

The Agent received a commission consisting of 8% cash of the gross proceeds raised and a compensation option to acquire that number of units as is equal to 10% of the number of units sold to arm's length parties pursuant to this private placement. Each unit consists of one common share and one share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005. The Agent also received a corporate finance fee of 150,000 units plus GST, with each unit consisting of one common share and one common share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005.

A copy of the full Quarterly Report will be provided to any shareholder who requests it.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca